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                                                                    EXHIBIT 14

               CIRCON TO CONSIDER STRATEGIC ALTERNATIVES

Circon Corporation, Santa Barbara, California (NASDAQ-NMS:CCON) -- August 25, 1998 -- Richard A. Auhll, Chairman of the Board and Chief Executive Officer, today announced that in accordance with the recommendation of senior management, the Company's Board of Directors is inviting certain companies to submit proposals for strategic transactions or relationships with Circon.
The Company's financial advisor Bear Stearns & Co. is handling the procedure for receiving proposals.

     The types of proposals of interest to Circon range from significant distribution alliances to merger or sale of the Company. Chairman Auhll indicated that there is no assurance that any proposal will result in a strategic transaction or relationship.

     Circon is the leading U.S. supplier of products for minimally invasive urological and gynecological surgery, including such hardware products as endoscopes and video systems and such disposable products as urological stents and laparoscopic suction-irrigation devices.

Contact:  R. Bruce Thompson                                    August 25, 1998
          Executive Vice President
          Chief Financial Officer
          Phone: 805-685-5100